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                            November 2, 2021

       Harry N. Vafias
       Chief Executive Officer
       Imperial Petroleum Inc./Marshall Islands
       331 Kifissias Avenue
       Erithrea 14561 Athens, Greece

                                                        Re: Imperial Petroleum
Inc./Marshall Islands
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted October
18, 2021
                                                            CIK 0001876581

       Dear Mr. Vafias:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1

       Management's Discussion and Analysis
       Results of Operataions, page 71

   1. We note that you have experienced changes in the mix of your charter revenues including a decrease in bareboat
activity and an increase in spot rate activity since 2019. Please explain the underlying
factors that are causing the change in mix and clarify the impacts this change has had on
your utilization rates and profitability. Please also describe how management has
considered the change in mix as a known trend that is reasonably likely to cause a material
change in the relationship between costs and revenues. Refer to Item
                                                        303(b)(2)(ii) of
Regulation S-K.
 Harry N. Vafias
Imperial Petroleum Inc./Marshall Islands
November 2, 2021
Page 2

        You may contact Brian McAllister, Staff Accountant, at 202-551-3341 or Craig Arakawa,
Accounting Branch Chief, at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Irene
Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.



                                                         Sincerely,
FirstName LastNameHarry N. Vafias
                                                      Division of Corporation
Finance
Comapany NameImperial Petroleum Inc./Marshall Islands
                                                      Office of Energy &
Transportation
November 2, 2021 Page 2
cc:       Finn Murphy, Esq.
FirstName LastName